SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 May 2020
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 21 May 2020 re: AGM Statement

21 May 2020

Lloyds Banking Group plc ("the Company")

Virtual Shareholder Event Statements

Following the Annual General Meeting of Lloyds Banking Group plc, held at The Mound, Edinburgh, EH1 1YZ today, the following statements were made at a virtual shareholder event by the Chairman, Lord Blackwell and Group Chief Executive Officer, António Horta-Osório.

Chairman's speech

Welcome to the Lloyds Banking Group virtual shareholder event. It's highly unusual to be addressing you from my home, instead of from our usual venue in Edinburgh, I hope for those of you watching, your families and loved ones are staying safe and well.

Our Annual General Meeting is an important event for the Group, allowing us to engage directly with you, our shareholders as well as for you to vote on our resolutions. But, with the current restrictions on people's movement and ability to gather, like many other companies, we have been forced to hold a virtual shareholder event rather than our usual AGM. The results of the votes on the resolutions proposed at this morning's AGM will be announced on our website in the usual way shortly.

However, we hope that this virtual meeting will help maintain our commitment to engaging with you as shareholders. We know how important it is to address your questions, and we value the opportunity to update you on the development of the Group, particularly given the extraordinary times in which we find ourselves.

I am pleased that later on in this presentation, after you have heard from Antonio and myself, we will be joined by Sara Weller, our Chair of the Board's Responsible Business Committee to spend some time addressing many of the questions you have submitted. And, while we may not have time to address them all in this broadcast, we will ensure every question gets an individual reply.

But let me start with Covid-19, which has changed and disrupted life for everyone in this country. Lloyds Banking Group's core purpose is to Help Britain Prosper, and this commitment is now more important than ever. While the outlook is challenging and uncertain, we are determined to play our part in helping Britain recover from this crisis, and you'll hear more from Antonio on this later.

In our 250 years of serving the British economy we have experienced many downturns and several crises and on each occasion we have worked hard to contribute to the recovery of the economy and be there, by our customers' side. We expect to do exactly the same this time.

At this stage we can't be sure how the situation will evolve. But we do know that the impact of Covid-19 on our society, our economy and the way we go about our lives will be long lasting and profound.  We recognise that our success is inextricably linked to the success and health of the UK economy. The funding support that we are providing to companies, supports businesses that employ millions of people, who in turn are repaying mortgages, loans and credit cards. Similarly the direct relief we are providing to households is crucial to help them cope with the pressure on their finances. In addition, our charitable Foundations are continuing to play a vital role supporting the communities in which we operate, as are our many volunteers.

As a Group at the heart of the UK economy, we have a responsibility to take action. And it's in our interests to play our role in helping to get the country through the current crisis and return to prosperity.
This support will of course have a cost, but we see this social contribution as a type of social dividend - recognising both our obligations as a responsible business and the benefit we gain from operating in communities that we can help return to prosperity. It's the right thing to do and deployed at a time when our customers and communities most need it.

And, of course, this support for our customers and communities is only possible because of our people. Antonio will add his observations later about the remarkable work of so many of our employees. But let me say how deeply proud I am of how they have responded to this crisis. Many are going to exceptional lengths every day to serve our customers and their communities. Thank you to all of them.

Let me now turn to the more usual business of the meeting, starting with the Board.

Since our 2019 AGM we have appointed Sarah Legg and Catherine Woods as Non-Executive Directors. Sarah who joined the Board on the 1st December 2019, was previously Group Financial Controller of HSBC. Catherine joined the Board on the 1st March 2020 after retiring as Deputy Chairman and Senior Independent Director of Allied Irish Bank last October. Both, I believe, are excellent appointments with strong relevant experience in the financial sector and bring different perspective and insight as well as supporting the Board's commitment to diversity.

I'd also like to take this opportunity to thank Anita Frew who stepped down as Senior Independent Director in December and is retiring as Deputy Chairman and Non-Executive Director at this AGM. Anita joined the Board in 2010 and her support and insight have been invaluable to me personally and to all the Board.

Alan Dickinson succeeded Anita as Senior Independent Director and he will also now take on the role of Deputy Chairman. As part of this, Alan is stepping down as Chair of the Board Risk Committee and passing that role to Nick Prettejohn.

I would also like to thank our Chief Operating Officer and Director, Juan Colombás, who had planned to retire in July for agreeing to remain in post and on the Board until September. Juan is playing a key role in the Group's response to the Covid-19 crisis and his delayed departure will enable us to draw on his deep understanding of the business for a little while longer.

Finally, on Board matters, since I am now moving to my 9th year on the Group Board, I previously announced that I plan to retire as Group Chairman no later than the next AGM. A search process was started at the beginning of the year to enable an orderly handover once my successor is identified.
I'd like to thank all our Board Members for their contribution and commitment over the past year.

Let me now turn to business performance and strategy. The Group delivered a resilient performance in 2019, maintaining our underlying profit with continued focus on our leading cost efficiency while increasing our strategic investment and strengthening our position as the UK's largest digital bank. During 2019 we also continued to deliver on our purpose to Help Britain Prosper, including  lending to around 1 in 4 first-time buyers; lending some £18bn to businesses across the UK; and supporting renewable energy projects which will power 5 million homes by 2020.

However we were of course disappointed that our statutory performance was impacted by additional PPI charges in the year, reflecting the increased volume of claims in the run up to the deadline last August.

Although the world has changed significantly since the year end, Antonio will highlight the key points from our 2019 performance in a moment. However I would like to say a few words about our long-term strategic aims and progress.

Following the Group's return to profitability after the last financial crisis, our strategic aim has been to transform the business to succeed in the rapidly changing consumer, technology and competitive environment. This means not only ensuring we have leading digital channels that allow customers to interface quickly and easily with our services on their phones and tablets, but also reengineering our internal processes and technology platforms to provide the speed and reliability that customers increasingly expect. That in turn means significant new demands on the skills and working patterns of our dedicated staff. It is a massive but essential programme of change to ensure we have a business that can sustain its service to customers and returns to shareholders in the years to come.

Given the growth of new competition, both large and small, our strategy has also been to recognise and build on the Group's areas of distinctive strength. One of those is the unique position we have to serve customers savings and retirement needs by linking the strength of our Scottish Widows business to our wider bank franchise.  Our unique Single Customer View, where customers can see details of their pension and insurance products alongside their bank accounts online, is now available to over 5 million banking and insurance customers. We expect this to rise to around 9 million by the end of 2020.

During 2019 we took significant steps to add to our offering through strategic partnerships and acquisitions. We launched Schroders Personal Wealth to customers in September and we are now making good progress towards our ambition of becoming a top three financial planning business by the end of 2023.

In other areas, we completed the integration of MBNA and announced the acquisition of Tesco Bank's £3.7 billion prime residential mortgage portfolio, demonstrating our ability to grow in target areas where we see value for shareholders.

And in line with our overall strategic transformation, we continued to respond to our customers' changing needs through our multi-channel and multi-brand strategy. Alongside our commitment to maintain the UK's largest branch network, we have invested in innovative new branch formats and also strengthened our position as the UK's largest digital bank. This continues to grow and we now have over 16.9 million digital users.

For our commercial clients, we launched self-serve business banking loans and rolled out a new digitised small business lending tool. We were the first UK financial services provider to offer access to a digital app to allow commercial clients to identify and make energy-efficient investments in their buildings.

So I am pleased we continued to make strong strategic progress in 2019, and are well placed with a strong balance sheet to continue to support the UK through Covid-19 while maintaining our vital strategic development.

Which brings me to the dividend.  These extraordinary times lead to difficult decisions. Following a request from the Prudential Regulation Authority the Board of Lloyds, alongside all other major UK banks, agreed to cancel the final dividend for 2019 in order to provide assurance that the banking industry had the capital it needed to support businesses and households through the current crisis.  We also made a commitment that we would declare no ordinary dividends or share buybacks until the end of 2020.  These were decisions we did not take lightly. The Board fully understands the decision on the dividend will be disappointing to you, our shareholders, but we believe it was appropriate to agree to this in the current exceptional circumstances.

However, while we have held back on the payment of dividends, I am well aware that any surplus capital in the business still belongs to you as shareholders. I would like to reassure shareholders that the Board remains committed to returning surplus capital to shareholders in due course both through future dividends and potential share buy backs as appropriate and we will continue to keep this under review.

Now let me turn to executive remuneration, and before I talk about the changes we are proposing to our Remuneration Policy, I would like to briefly mention a decision that has been taken in the context of Covid-19.

I can confirm that in response to the current situation, our Group Executive Committee have asked that they do not receive an annual bonus under the 2020 Group Performance Share Award. This decision was made in solidarity with the communities in which we operate and in recognition of the priorities of our stakeholders - and I believe it was the right thing for them to do.

In setting our general remuneration principles the Group believes in pay for performance, ensuring our approach to remuneration is aligned to the interests of our shareholders.  Variable remuneration is heavily weighted towards long-term performance, with the majority being share-based. Awards are also subject to deferral and holding periods.

For 2019, the reduction in statutory profit meant that the Group Performance Share pool was reduced 33 per cent compared to 2018, reflecting the impact of PPI and other conduct-related costs. The Group Chief Executive and Chief Operating Officer also independently requested not to receive Group Performance Share awards for 2019.
As you will be aware, we proposed a new Directors' Remuneration Policy for approval at today's AGM, following extensive consultation with shareholders. You can read the detail of this plan in the Annual Report, but I would like to draw your attention to some of the highlights.

In November 2019, we announced that we would be reducing pension allowances for Executive Directors to 15 per cent of salary, subject to shareholder approval of the new Remuneration policy at today's AGM. At the same time, we are making improvements to pensions for all other 50,000 colleagues who participate in Defined Contribution schemes to make them eligible for a maximum employer contribution of 15 per cent as well.

We are also introducing a new long-term variable reward, known as the Long Term Share Plan, to replace the current Group Ownership scheme. We believe this plan is more closely aligned to creating shareholder value over the longer term. We have aimed to reduce complexity in our reward structure, but awards will be subject to a pre-grant test as well as performance underpins to ensure they don't reward failure - and the maximum opportunities in the plan have also been significantly reduced. As a result of all these changes, the maximum total compensation for the Group Chief Executive is reducing by almost 30 per cent.

While we have had broad support for the new policy in our consultation with shareholders, I'm aware that a number have expressed continuing reservations about different aspects of the plan, and in the light of today's votes we will continue to engage with them, to discuss their concerns.

There, of course, has been a great deal of public interest in matters of executive pay and fairness, and rightly so. We remain very focused on addressing the pay gap in our organisation from the bottom up, and not just from the top down. We hope you'll agree that we have made significant progress in this respect over the past year.

Finally, I would now like to provide a brief update in relation to the historic HBOS Reading fraud and the progress made since last year's AGM. As outlined last year, we have been providing shareholders with a rolling update on the status of these matters on our website.

As I have said before, the Group has deeply apologised to those customers affected by these crimes and, following the conclusion of the trial, sought to provide them with compensation for their distress and losses. As detailed in our latest update, in December we published the independent report by Sir Ross Cranston on our compensation review which contained a number of recommendations, and Antonio will update you further on this shortly.

We also continue to cooperate fully with the ongoing Dame Linda Dobbs enquiry which the Board  set up to look at the handling of the investigations following the HBOS acquisition, and we are committed to providing her with all the resource she needs to conclude her review as rapidly as possible. Meanwhile, however, the Group continues to develop our own learnings based on the insights from customers and stakeholders, and we summarised some of those in our shareholder update earlier this year.

As set out in that note, one clear conclusion we have recognised is that the culture of the Group has at times been too defensive, too bureaucratic and legalistic, failing to fully understand the concerns raised by customers and communicate sympathetically. That is something which, in recent years, we have been working hard to address.

I am very conscious that the criminal activities that took place over a decade ago in this HBOS operation have cast a long shadow over the victims of the fraud as well as the reputation of our bank, but I can assure you that we will continue our efforts to do the right thing for all those whom it has impacted. And I am proud of what I see now in the commitment of the many people who work for Lloyds, who work every day to serve our customers to the best of their ability and to earn their trust and loyalty.

So to conclude, the longer-term impact of coronavirus remains unclear but the Group will maintain its focus on supporting customers and the UK economy through the crisis while continuing to transform the business for future success. I am confident in our ability to do this and want to again express my gratitude to our colleagues and customers at this difficult time.

I would like to thank all our shareholders for their continued support and hope that this time next year we will be able to gather for our AGM in the usual way. Meanwhile I hope all of you, and your families, stay well and safe. Now let me hand over to António.

Chief Executive's speech

Thank you Chairman. On behalf of the Board and the Group Executive Committee, thank you for your continued support and the leadership and guidance you provide to the Group.

I would like to echo your acknowledgement of the extraordinary times we are living in and take this opportunity to wish everyone watching, and their families, well and hope that they stay safe and healthy.

Despite the unusual circumstances, I am pleased that we still have this opportunity to speak to you, our shareholders, and look forward to answering the questions you have submitted. Before I talk about our recent financial performance and progress in terms of Responsible Business and the environment, I'd like to spend some time on our response to the COVID-19 crisis and the incredible work of our colleagues who continue to go above and beyond, in very unusual and challenging circumstances to support our customers.

Covid-19 will have a deep and lasting impact on all of us. We are totally committed to helping households and businesses, in turn supporting the UK economy to weather the impact of Covid-19. This has meant responding rapidly and at scale to lend to those who need it while offering support to those who are struggling. As the Chairman has said, this of course has come at a cost and we will clearly see a financial impact from the steps we have taken to support customers in our future results. However, we believe it is the right thing to do. For Lloyds Banking Group, our customers and the UK.

For our personal customers we have offered a range of practical measures to help take the pressure off their finances in these difficult times. This has included agreeing almost one million repayment holidays for customers with mortgages, loans, motor finance and credit cards. In addition, we are offering interest and fee-free overdrafts up to £500.

And for our most vulnerable customers we have introduced a new dedicated line for customers aged over 70. In addition, we have put in place measures to give priority to customers who need extra support, such as NHS workers.

I am also pleased to say that our operations have shown resilience and we have adapted swiftly to the challenges we face. Over 95 per cent of our branch network remains open and our call centres are well-staffed to handle the significant increase in volume being seen from customers. Importantly, our digital banking apps have remained fully operational throughout the lockdown, despite the significantly increased demands from existing and new customers through new registrations and daily logins.

For the business community we have fully embraced the decisive action of the Government to set up a number of emergency lending schemes, as well as adopting our own measures to address companies' cash flow pressures.  Our commercial businesses have supported clients by agreeing over 45,000 fee free overdrafts, capital repayment holidays and deferred payments. This is all backed by our £2 billion Covid-19 fund for SMEs and Mid Corporates.

As I look at the challenges we have faced and the way we have had to rapidly adapt, I have been deeply impressed by the commitment of our relationship managers who have been working tirelessly, talking to tens of thousands of business customers to understand how the coronavirus crisis is impacting them and to provide support wherever they can.

For smaller businesses, which are the lifeblood of the British economy, we have moved quickly. We are proud to be playing our part by delivering the Government's flagship Bounce Back Loan scheme approving loans totalling over £3.6bn and over 115,000 applications, which supports our business customers needing to borrow less than £50,000. Our teams worked through many nights to be successfully up and running on day one, with over £1bn of loans paid within 24 hours to business customers who applied on the first day.

The Coronavirus Business Interruption Loan Scheme - or CBILS - is also a key part of our nation's response offering larger loans to SMEs and we are approving the vast majority of eligible CBILS applications that we assess. We have adapted our product range, rapidly put in place new systems and significantly increased our resources to speed up loan requests and approvals. This means we have now been able to approve more than 6,700 CBILS loans to a value of £1.1bn.

Finally, we have also enhanced our financial support for our charitable partners and the Group's independent charitable Foundations. In recent weeks we have launched a partnership with We Are Digital which has seen  tablet devices delivered free of charge to over-70s isolated by Covid-19, to help keep them connected, as well as providing a specialist phone line to help up to 20,000 customers access the internet.

We have also supported The Silver Line, a partner to Age UK, to enable it to continue to offer a 24/7 helpline and friendship services to those aged 55 and over who may be feeling lonely or isolated. More broadly, we are continuing to support our charitable Foundations as they help tackle social issues in communities, from mental health to domestic abuse, homelessness and disability.

Secondly, our people have been - and will continue to be - absolutely central to how we respond to the challenges of Covid-19. Our colleagues have adapted swiftly to ensure the resilience of our operations. I want to express my gratitude to all my colleagues across the Group. They have shown exemplary dedication and professionalism. I know that many of them remain anxious about the health of loved ones and the impact of coronavirus on their communities, but they have continued to be focused on serving our customers every day.

I am proud to say that  our colleagues support for customers has been flexible and sensitive, while operationally we have shown resilience, strength and the ability to adapt and innovate at pace.  In the first few weeks of the crisis we rolled out the technology and training to allow around 45,000 of our colleagues to work from home, up from the previous level of around 15,000. Where working from home is not possible, and our colleagues are providing a critical service, such as in our branch network, we have consistently and closely followed government guidance around social distancing and we have regularly updated and supported colleagues on the precautions they should take. I want to commend the collaborative role our unions, Unite and Accord have been playing in helping us address staff concerns.

We have suspended all role reduction plans while committing to pay all of our staff, in full, whatever their circumstances. This is important as it removes uncertainty for our colleagues, and allows them to focus on supporting our customers and serving their communities.

I am proud of the way Lloyds Banking Group is responding, collectively and individually. On behalf of the Board and Executive Committee, thank you to all of our colleagues for the remarkable contributions they are making at work, at home and in their communities at this time.

I would now like to spend a bit of time talking about:
●          Our recent financial performance, the impact of Covid-19, and how our financial strength is critical to  our response and support for customers;
●          Sir Ross Cranston's independent assessment of the Customer Review implemented to compensate victims of the HBOS Reading fraud, and
●          Our approach to responsible business and the environment.

Let me start with our recent financial performance and the financial strength of the Group, which is fundamental in our ability to support our customers through Covid-19.

Following a solid start to 2020, we are now seeing the emerging economic impact of the coronavirus crisis and this will of course be reflected in our performance going forward.

At our recent first quarter results we announced statutory profit before tax of £74 million. This was heavily impacted by the impairment charge of £1.4 billon in the quarter, primarily due to forward looking charges relating to the projected economic impact of the COVID-19 crisis.  Our revenues were down 11 per cent year on year, impacted by the rate environment and a slowdown across all of our key markets, both of which we expect to continue into Q2.

Importantly, the Group is in a strong financial position and our balance sheet remains well positioned for the current environment given our prudent approach to lending and low risk UK focused strategy.

Secured lending makes-up over 80 per cent of our balance sheet, including £310 billion in Retail and £30 billion in SME and Mid Corporate assets. The rest of our loan book comprises our prime UK consumer portfolio and our prudent exposure to UK Large Corporates. We have no net wholesale debt and meanwhile our capital ratio of 14.2 per cent is significantly above our requirements. This gives us substantial capacity to absorb risks while continuing to play our part through lending and repayment holidays and other financial measures to overall support households and businesses and ultimately the UK economy.

Although the UK faces an uncertain outlook, our financial strength will enable us to remain absolutely focussed on supporting our customers and continuing to support all of the Government's schemes.

As the Chairman mentioned earlier, I would now like to update you on the steps we have taken following publication of Sir Ross Cranston's independent report to assess the Customer Review, put in place to compensate victims of the HBOS Reading fraud.

Sir Ross Cranston's review concluded that while compensation for distress and inconvenience was generally "beyond what a customer could hope to have been awarded under that head of loss by a court", the way the Review operated did not achieve its objective of giving all customers the confidence that they had received fair and reasonable outcomes in respect of the assessment of direct and consequential losses. The Group deeply regrets that these customer concerns were not adequately addressed by the operation of the Customer Review, despite our best intentions. We have fully accepted Sir Ross's recommendations and are committed to implementing them in full in order to put this right for customers.

I am personally overseeing this, working with victims and other stakeholders to ensure those customers affected by the HBOS Reading fraud can now be confident their claims have been properly addressed in an open and transparent manner.

The distress caused to those affected by the criminal misconduct at HBOS Reading over a decade ago remains a matter of deep regret to me and my colleagues. We are determined to rebuild trust by implementing Sir Ross's recommendations as the Group continues to develop lessons learned based on insight from customers and stakeholders.

While Covid-19 presents an immediate challenge, climate change remains one of the biggest issues facing the UK and indeed the world today. We have made it clear that we want to play our part in finding solutions to create a greener future.

I am pleased to be able to update you on the strong progress we have made on our sustainability strategy. This strategy, set out in 2018, recognises that Lloyds Banking Group has a unique position within the UK economy and this makes us well placed to support customers and clients to manage both the opportunities and risks posed by climate change. Our strategy supports the ambitions of the global Paris Agreement and the targets of the UK Government's Clean Growth Strategy.

Our goal is to be a leader in supporting the UK to successfully transition to a more sustainable, low carbon economy. We have set ourselves seven clear ambitions anchored to the objectives laid out in the UK Government's Clean Growth Strategy including, for example, supporting our clients to transition to sustainable business models and operations, financing the shift to low emission vehicles and to be a leading UK provider of customer support on energy efficient and sustainable homes.  As a signal of our commitment, in January we announced an ambitious goal to work with customers, Government and the market to help reduce the carbon emissions we finance by more than 50 per cent by 2030, supporting the UK's ambition to be net zero on carbon emissions by 2050.

In 2019 we made significant progress, reaching our 2020 targets to support 5 million homes that can be powered through UK renewable energy projects and use of green loans to fund commercial real estate space to become more energy efficient, both a year early. We have provided over £4.9bn in Green Finance since 2016, including raising over £2.8 billion in green bonds for our UK corporate issuers - more than any other UK financial services company.

Our sustainability strategy and our achievements continue to be well recognised. We were ranked as a "leader" and 2nd in Europe by ShareAction's '2019 Banking on a Low Carbon Future' and are the only UK Bank to be ranked in the CDP A List for 2018 and 2019, an independent analysis which names the world's most pioneering companies on environmental transparency and performance.

Looking ahead we are committed to announcing more products and services in 2020 that will help support a greener future for the UK. We want to help our customers make the lifestyle changes required in their homes, vehicles and investments by creating green products and services that make it easier for them to invest in tackling climate change. We will also support businesses by financing their investments in the green economy, as well as helping to improve the energy efficiency of commercial buildings.

Identifying and managing climate-related risks and disclosing these in line with the Taskforce for Climate Related Financial Disclosure (TCFD) framework is a key priority. We are making progress in this area and in our 2019 annual report disclosed our exposure to high carbon sectors, which is low at less than 0.5% of total loans and advances to customers. We have also updated our existing sector statements, tightening our coal sector appetite, and have introduced new positions on six additional sectors.  We are on track for full disclosure in line with TCFD by 2022.

We recognise that improving our own environmental footprint is an important foundation for sustainability activity at Lloyds Banking Group. For example, we have reduced our operational carbon emissions by 63%, avoiding over 1.7 million tonnes of carbon entering the atmosphere - this is equivalent to taking 360,000 cars off the road.

We know there is more to do, and we are continually improving, but our ambition to finance a greener future for the UK is clear.

I would like to conclude where we started. Covid-19 represents an unprecedented challenge for the Group, and the whole of the UK. We have faced many challenges and we will all continue to be tested over the weeks and months ahead. However, I have great confidence in the resilience of our business model, the strength of our balance sheet and most importantly the dedication of our colleagues.

For further information:

Investor Relations Douglas Radcliffe Group Investor Relations Director Email: douglas.radcliffe@lloydsbanking.com	+44 (0) 20 7356 1571
Group Corporate Affairs Matt Smith Head of Media Relations Email: matt.smith@lloydsbanking.com	+44 (0) 20 7356 3522
Forward looking statements

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and/or results of Lloyds Banking Group plc together with its subsidiaries (the Group) and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements.

Words such as 'believes', 'anticipates', 'estimates', 'expects', 'intends', 'aims', 'potential', 'will', 'would', 'could', 'considered', 'likely', 'estimate' and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements.

Examples of such forward looking statements include, but are not limited to: projections or expectations of the Group's future financial position including profit attributable to shareholders, provisions, economic profit,  dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  the Group's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of the Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation,  disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements.

By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

 Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; any impact of the transition from IBORs to alternative reference rates; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; political instability including as a result of any UK general election; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic (including but not limited to the coronavirus disease (COVID-19) outbreak) and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed by Lloyds Banking Group plc with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts.

Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 21 May 2020